Exhibit 4.14

                               EXCLUSIVE AGREEMENT



                                     BETWEEN

                          THE JOHNS HOPKINS UNIVERSITY

                                        &

                                     PARALEX

                              ____________________

                               JHU Ref: DM - 3326

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                                LICENSE AGREEMENT

   THIS LICENSE AGREEMENT (the "Agreement") is entered into by and between THE JOHNS HOPKINS UNIVERSITY, a Maryland corporation having an address at 111 Market Place, Suite 906, Baltimore, MD 21202 ("JHU") and PARALEX, INC., a Delaware corporation having an address of 787 Seventh Avenue, 48`" Floor, New York, NY 10019 (Company), with respect to the following:

                                     RECITALS

   WHEREAS, as a center for research and education, JHU is interested in licensing PATENT RIGHTS (hereinafter defined) in a manner that will benefit the public by facilitating the distribution of useful products and the utilization of new methods, but is without capacity to commercially develop, manufacture, and distribute any such products or methods; and

   WHEREAS, a valuable invention entitled "Xanthine Oxidase Inhibitors as Calcium-Sensitizing Therapeutic Agents for Heart Failure" (JHU Ref. DM-3326) was developed during the course of research conducted by Dr. Eduardo Marban at JHU (hereinafter, "Inventor"); and

   WHEREAS, JHU has acquired through assignment all rights, title and interest, with the exception of certain retained rights by the United States government, in its interest in said valuable invention; and

   WHEREAS, Company desires to commercially develop, manufacture, use and distribute such products and processes throughout the world;

   NOW THEREFORE, in consideration of the premises and the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                              ARTICLE I DEFINITIONS

   All references to particular Exhibits and Articles shall mean the Exhibits to, and Articles of, this Agreement, unless otherwise specified. For the purposes of this Agreement and the Exhibits hereto, the following words and phrases shall have the following meanings:


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   1.1   "AFFILIATED COMPANY" as used herein in either singular or plural shall mean any corporation, company, partnership, joint venture or other entity, which controls, is controlled by or is under common control with Company. For purposes of this Paragraph 1.1, control shall mean the direct or indirect ownership of at least fifty-percent (50%).

   1.2 "EFFECTIVE DATE" of this License Agreement shall mean the date the last party hereto has executed this Agreement.

   1.3 "EXCLUSIVE LICENSE" shall mean a grant by JHU to Company of its entire right and interest in the PATENT RIGHTS subject to rights retained the United States government in accordance with P.L. 96-517, as amended by P.L. 98-620, and subject to the retained right of JHU to make, have made, provide and use for its and The Johns Hopkins Health Systems' non-commercial, research and education purposes LICENSED PRODUCT, including the ability to distribute any biological material for nonprofit academic research use to non-commercial entities as is customary in the scientific community.

   1.4 "LICENSED FIELD" shall mean therapeutic, diagnostic and commercial use of xanthine oxidase inhibitors for cardiovascular and neuromuscular disease.

   1.5 "LICENSED PRODUCT" as used herein in either singular or plural shall mean any method or service, material, compositions, drug, or other product, the manufacture, use or sale of which would constitute, but for the license granted to Company pursuant to this Agreement, an infringement of an allowed claim of PATENT RIGHTS (infringement shall include, but is not limited to, direct, contributory, or inducement to infringe).

   1.6 "NET SALES" shall mean gross sales revenues and fees billed by Company, AFFILIATED COMPANY and SUBLICENSEE from the sale of LICENSED PRODUCT less trade discounts allowed, refunds, returns and recalls , and sales taxes., In the event that Company, AFFILIATED COMPANY or its SUBLICENSEE sells a LICENSED PRODUCT or in combination with other active ingredients or components which are not LICENSED PRODUCTS ("Other Items"), the NET SALES for purposes of royalty payments on the combination shall be calculated as follows:

   (a) If all LICENSED PRODUCTS and Other Items contained in the combination are available separately, the NET SALES for purposes of royalty payments will be calculated by multiplying the NET SALES of the combination by the fraction A/A+B, where A is the separately available

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         price of all LICENSED PRODUCTS in the combination, and B is the separately available price for all Other Items in the combination.

   (b) If the combination includes Other items which are not sold separately (but all LICENSED PRODUCTS contained in the combination are available separately), the NET SALES for purposes of royalty payments will be calculated by multiplying the NET SALES of the combination by A/C, where A is as defined above and C is the invoiced price of the combination.

   (c) If the LICENSED PRODUCTS and Other Items contained in the combination are not sold separately, the NET SALES for such combination shall be NET SALES of such combination as defined in the first sentence of this Paragraph 1.8. However, the parties agree to negotiate a reduction in the royalty rate to reflect the fair value that the LICENSED PRODUCTS attributed to the overall product sold, but in no event shall the royalty rates be reduced by greater than fifty percent (50%), and subject to section 3.3 herein.

   The term "Other Items" does not include solvents, diluents, carriers, excipients, buffers or the like used in formulating a product.

   1.7 "PATENT RIGHTS" shall mean U.S. patent application Serial No. 09/186,755 (allowed claims) and PCT application PCT/US98/23878, each filed on 11/5/98; EPO application filed 08/0212000; all assigned to JHU entitled "Methods for Treatment of Disorders of Cardiac Contractility"; and the inventions disclosed and claimed therein, and all continuations, divisions, continuation-in-parts and reissues based thereof, and any corresponding foreign patent applications, and any patents, patents of addition, or other equivalent foreign patent rights issuing, granted or registered thereon. Continuations-in-part are included in the definition of PATENT RIGHT(S) to the extent the new matter in a continuation-in-part supports claims originally filed in the parent applications (U.S. patent application Serial No. 09,186,755 and PCT application PCT/US98/ 23878) or the claims in the continuations-in-part are supported by the original disclosures of the parent applications.

   1.8 "SUBLICENSEE" as used herein in either singular or plural shall mean any person or entity other than an AFFILIATED COMPANY to which Company has granted a sublicense under this Agreement.

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                                ARTICLE II
                          LICENSE and OPTION GRANT

   2.1 Grant. Subject to the terms and conditions of this Agreement, JHU hereby grants to Company an EXCLUSIVE LICENSE to develop, make, have made, use, and sell the LICENSED PRODUCT in the United States and worldwide under the PATENT RIGHTS in the LICENSED FIELD.

   2.2 Sublicense. Company may sublicense the Grant under Paragraph 2.1 to others under this Agreement, subject to JHU's approval which shall not be unreasonably withheld, and shall provide a copy of each such sublicense agreement to JHU promptly after it is executed. Each sublicense shall be consistent with the terms of this Agreement.

   2.3   Option.   (a) JHU shall grant to the Company an exclusive Option to
JHU owned technology in the LICENSED FIELD, unencumbered by third parties, of which Eduardo Marban is a JHU inventor. JHU shall promptly notify Company of each such technology (invention) developed under the Option and agrees to provide such information as reasonably requested to evaluate the invention. Technology developed later than five years after the EFFECTIVE DATE will not be included in this Option.

      (b) Company shall have sixty (60) days from the date of such notification of an invention (Option Period) to exercise its Option. Company shall exercise this Option by providing JHU formal written notification of its decision and a written statement, reasonably satisfactory to JHU, of its intent and ability to develop at least one product or process utilizing the invention for the public good as soon as practical, consistent with sound business practices and judgement. Failure to provide the above notification and statement during the Option Period will result in the Option to the invention being terminated.

      (c) Upon exercise of the Option and for a period not to exceed three (3) months, JHU and Company agree to negotiate in good faith to reach agreement and enter into a license agreement at substantially the same terms and conditions as set forth in this License Agreement. If after three months, JHU and Company are unable to reach agreement on the terms of a license agreement, then, for a period of ninety (90) days thereafter, before JHU may offer to a third party the opportunity to obtain a license with respect to such invention on terms more favorable than those offered to Company, JHU must first offer each such license opportunity to Company on the more favorable terms. Company shall have sixty
(60) days within which to accept or reject each such offer.

      (d) JHU is under no obligation to pursue any rights, including but not limited to patent rights, for any invention.

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                                   ARTICLE III
                          FEES, ROYALTIES, & PAYMENTS

   3.1   License Fee. Company shall pay to JHU within thirty (30) days of the EFFECTIVE DATE of this Agreement a license fee as set forth in Exhibit A.
                                                                   ---------
JHU will not submit an invoice for the license fee, which is nonrefundable and shall not be credited against royalties or other fees.

   3.2 Minimum Annual Royalties. Company shall pay to JHU minimum annual royalties as set forth in Exhibit A. These minimum annual royalties shall be due
                          ---------
within thirty (30) days each anniversary of the EFFECTIVE DATE beginning with the first anniversary. In any year where there are sales of LICENSED PRODUCT the minimum annual royalties shall be credited against running royalties due in that year.

   3.3 Royalties. Company shall pay to JHU, a running royalty as set forth in Exhibit A, for each LICENSED PRODUCT by Company, AFFILIATED COMPANIES and
   ----------
SUBLICENSEE, based on NET SALES of ex-factory finished goods for the term of this Agreement. Such payments shall be made quarterly.

   In order to insure JHU the full royalty payments contemplated hereunder, Company agrees that in the event any LICENSED PRODUCT shall be sold to an AFFILIATED COMPANY or SUBLICENSEE or to a corporation, firm or association with which Company shall have any agreement, understanding or arrangement with respect to consideration (such as, among other things, an option to purchase stock or actual stock ownership, or an arrangement involving division of profits or special rebates or allowances) the royalties to be paid hereunder for such LICENSED PRODUCT shall be that which would have been received in an arms-length transaction, based on sales of like quantity and quality products at or about the time of such transaction.

   Under no circumstances shall the running royalty rate as set forth in Exhibit A be reduced by greater than 50%, regardless of any applicable provisions contained herein.

   3.4 Equity. Within thirty (30) days of the EFFECTIVE DATE, Company shall issue a number of shares of common stock, par value $.001 per share (the "Common Stock") to JHU and/or its designees representing fifteen percent (15%) of the initial outstanding Common Stock of the Company. The initial outstanding Common Stock of the Company is currently contemplated to be 5,000,000 shares. The Company shall agree that any financing conducted by it shall be done at a pre-money valuation equal to or greater then $3,000,000. JHU shall be entitled to receive piggy-back registration rights and information rights to be set forth in a definitive stockholders agreement.

   3.5. Legal Reimbursement. Company shall reimburse JHU, within thirty (30) days of the receipt of an invoice from JHU, for reasonable legal costs

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associated with the review of this Agreement, corporate and equity documents, such costs not to exceed $7,500.

   3.6 Patent Reimbursement. Company will reimburse JHU up to sixty thousand dollars ($60,000) within thirty (30) days of the receipt of an invoice(s) and copy(ies) of billings from JHU, for all costs associated with the preparation, filing, maintenance, and prosecution of PATENT RIGHTS incurred by JHU on or before the EFFECTIVE DATE of this Agreement. In accordance with Paragraph 4.1 below, Company will reimburse JHU, within thirty (30) days of the receipt of an invoice from JHU, for all reasonable costs, without limitation, associated with the preparation, filing, maintenance, prosecution and extension of term of PATENT RIGHTS incurred by JHU subsequent to the EFFECTIVE DATE of this Agreement.

   3.7 Form of Payment. All payments under this Agreement snail be made in U.S. Dollars the Company. Checks are to be made payable to "The Johns Hopkins University". Wire transfers may be made through:

               The Johns Hopkins University
               All First Bank
               25 S. Charles Street
               Baltimore, Maryland 21203

               Transit/Routing/ABA number. 052000113
               Account Number: 09000522
               Reference: JHU SOM Office of Technology Licensing
               (JHU REF. DM -3326)
               Attn: Alan Mullenax

   Company shall be responsible for any and all costs associated with wire transfers.

   3.8 Late Payments. In the event that any payment due hereunder is not made when due, the payment shall accrue interest beginning on the tenth day following the due date thereof, calculated at the annual rate of the sum of (a) two percent (2%) plus (b) the prime interest rate quoted by The Wall Street Journal on the date said payment is due, the interest being compounded on the last day of each calendar quarter, provided however, that in no event shall said annual interest rate exceed the maximum legal interest rate for corporations. Each such payment when made shall be accompanied by all interest so accrued. Said interest and the payment and acceptance thereof shall not negate or waive the right of JHU to seek any other remedy, legal or equitable, to which it may be entitled because of the delinquency of any payment including, but not limited to termination of this Agreement as set forth in Paragraph 9.2.

   3.9 Third Party Patents. In the event that Company, acting in good faith, must enter into licensing agreements with one or more third parties holding patent rights which may be infringed by Company's practice of the PATENT

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RIGHTS set forth herein, then Company shall have the right to deduct the running royalty rate demanded by the third party(ies) from JHU's running royalty rate
(#3 on Exhibit A) provided that in no event shall JHU's running royalty rate be reduced by more than 50%, and subject to section 3.3 herein.

                                 ARTICLE IV
                PATENT PROSECUTION, MAINTENANCE, & INFRINGEMENT

   4.1   Prosecution & Maintenance.   (a)   JHU, at Company's expense, shall
file, prosecute and maintain all patents and patent applications specified under PATENT RIGHTS upon authorization of Company and Company shall be licensed thereunder. Title to all such patents and patent applications shall reside in JHU. JHU shall direct counsel to diligently prosecute and maintain the United States patent applications and patents comprising PATENT RIGHTS, using counsel of its choice. JI-11's counsel shall take instructions only from JHU, provided, however, that JHU shall consult with Company as to all matters relating to the PATENT RIGHTS. If a change in patent counsel is required as deemed by JHU and/ or Company, JHU shall consult with Company with respect to selection of new patent counsel. Selection of new patent counsel shall be reasonably acceptable to both parties. JHU shall provide Company with copies of all relevant documentation in advance of filing so that Company may be informed and apprised of the continuing prosecution and provide consultative comments and suggestions to JHU. Company agrees to keep this documentation confidential.
      (b) JHU shall give due consideration to amending any patent application to include claims reasonably requested by Company to protect the LICENSED PRODUCTS contemplated to be sold under this Agreement.
      (c) JHU shall cooperate with Company in applying for an extension of the term of any patent included within PATENT RIGHTS if appropriate under the Drug Price Competition and Patent Term Restoration Act of 1984. Company shall prepare all such documents, and JHU agrees to execute such documents and to take such additional action as Company may reasonably request in connection therewith.
      (d) JHU shall, at the request of Company, file, prosecute, and maintain patent applications and patents covered by PATENT RIGHTS in foreign countries if available, and provided that Company has provided JHU written notification of its request at least sixty (60) days before such action is due. Failure to provide such written notification can be considered by JHU as Company's decision not to file. Company consents to the filing of all PCT and foreign patent applications that have already been filed as of the Effective Date.
      (e) Company's obligation to underwrite and to pay foreign patent prosecution costs shall continue for so long as this Agreement remains in effect, provided, however, that Company may terminate its obligations with respect to any given patent application or patent upon three (3) months' prior written notice to JHU. JHU shall use reasonable efforts to curtail future patent costs when such a notice is received from Company. Company shall promptly pay patent costs which cannot be so curtailed, and all patent related costs incurred

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and royalties due up to the date of Company's written notice. Commencing on the effective date of such notice, JHU may continue prosecution and/or maintenance of such application(s) or patent(s) at its sole discretion and expense, and Company shall have no further right or licenses thereunder. JHU retains the right to license such right and licenses to third parties.
      (f) JHU shall not abandon any patent applications or issued patent comprising a part of the PATENT RIGHTS or otherwise fail to prosecute diligently or maintain any JHU PATENT RIGHTS except following at least forty-five (45) days written notice to Company, following which, Company shall have the right, but not the obligation, to commence or continue such prosecution and to maintain any such PATENT RIGHTS under its own control and expense.

   4.2   Notification.   Each party will notify the other promptly in writing
when any infringement by another is uncovered or suspected.

   4.3 Infringement. Company shall have the first right to enforce any patent within PATENT RIGHTS against any infringement or alleged infringement thereof, and shall at all times keep JHU informed as to the status thereof. Company may, in its sole judgment and at its own expense, institute suit against any such infringer or alleged infringer and control, settle, and defend such suit in a manner consistent with the terms and provisions hereof and recover, for its account, any damages, awards or settlements resulting therefrom, subject to Paragraph 4.4. This right to sue for infringement shall not be used in an arbitrary or capricious manner. JHU shall reasonably cooperate in any such litigation at Company's expense.

   If Company elects not to enforce any patent within the PATENT RIGHTS, then it shall so notify JHU in writing within ninety (90) days of receiving notice that an infringement exists, and JHU may, in its sole judgment and at its own expense, take steps to enforce any patent and control, settle, and defend such suit in a manner consistent with the terms and provisions hereof, and recover, for its own account, any damages, awards or settlements resulting therefrom.

   4.4 Recovery. Any recovery by Company under Paragraph 4.3 shall be deemed to reflect loss of commercial sales, and Company shall pay to JHU four percent (4%) of the recovery net of all reasonable costs and expenses associated with each suit or settlement. If the cost and expenses exceed the recovery, then one-half (1/2) of the excess shall be credited against royalties payable by Company to JHU hereunder in connection with sales in the country of such legal proceedings, provided, however, that any such credit under this Paragraph shall not exceed fifty percent (50%) of the royalties otherwise payable ta,JHU with regard to sales in the country of such action in any one calendar year, with any excess credit being carried forward to future calendar years.

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                                   ARTICLE V
                           OBLIGATIONS OF THE PARTIES

   5.1 Reports. Company shall provide to JHU within thirty (30) days of the end of each March and December after the EFFECTIVE DATE of this Agreement, a written report to JHU of the amount of LICENSED sold, the total NET SALES of such LICENSED PRODUCT and the running royalties due to JHU as a result of NET SALES by Company, AFFILIATED COMPANIES and SUBLICENSEE thereof. Payment of any such royalties due shall accompany such report. The report of sales and royalties due shall be substantially in the format of the sales and royalty report form given in Exhibit B. Until Company, an AFFILIATED COMPANY or a
                     ---------
SUBLICENSEE has achieved a first commercial sale of a LICENSED PRODUCT and received FDA market approval, a report shall be submitted at the end of every June and December after the EFFECTIVE DATE of this Agreement and will include a full written report describing Company's, AFFILIATED COMPANIES or any SUBLICENSEE's technical efforts towards meeting its obligations under the terms of this Agreement.

   5.2 Records. Company shall make and retain, for a period of three (3) years following the period of each report required by Paragraph 5.1, true and accurate records, files and books of account containing all the data reasonably required for the full computation and verification of sales and other information required in Paragraph 5.1. Such books and records shall be in accordance with generally accepted accounting principles consistently applied. Company shall permit the inspection and copying of such records, files and books of account by JHU or its agents during regular business hours upon ten (10) business days' written notice to Company. Such inspection shall not be made more than once each calendar year. All costs of such inspection and copying shall be paid by JHU, provided that if any such inspection shall reveal that an error has been made in the amount equal to five percent (5%) or more of such payment, such costs shall be borne by Company. Company shall include in any agreement with its AFFILIATED COMPANIES or its SUBLICENSEE which permits such party to make, use or sell the LICENSED PRODUCT, a provision requiring such party to retain records of sales and provisions of LICENSED PRODUCT and other information as required in Paragraph 5.1 and permit JHU to inspect such records as required by this Paragraph.

   5.3 Product Development Diligence. The Company shall exercise reasonable efforts to develop and to introduce LICENSED PRODUCT into the commercial market as soon as practicable, consistent with sound and reasonable business practice and judgment. Thereafter, until the expiration of the Agreement, the Company shall endeavor to keep such products reasonably available to the public. To this end, the Company shall use its reasonable best efforts to meet the following milestones for LICENSED PRODUCT on the following anniversaries of the EFFECTIVE
DATE:

         Sixty (60) Days   Submit a business plan to JHU
         Three (3) Years   Commence Phase Illl studies
         Eight (8) Years   File a New Drug Application (NDA) or its equivalent

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                           with the US FDA or a European Nation party to the
                           EMEA

   5.4 Financial Diligence. The Company shall have obtained the following financing by the following anniversaries of the EFFECTIVE DATE:

                     Six (6) Months         $3,000,000
                     Eighteen (18) Months   $5,000,000
                     ---------------------------------
                     TOTAL                  $8,000,000

In the event that the Company has not obtained such funding on or before the milestone dates, then JHU shall have the right, but not the obligation, to terminate the license granted to the Company under this Agreement, subject to the Company's right to cure such failure within 60 days from the date of such milestone.

   5.5 Patent Acknowledgement. Company agrees that all packaging containing individual LICENSED PRODUCT sold by Company, AFFILIATED COMPANIES and SUBLICENSEE of Company will be marked with the number of the applicable patent(s) licensed hereunder in accordance with each country's patent laws.

                                    ARTICLE VI
                                  REPRESENTATIONS

   6.1   Representations by JHU.   (a)    JHU warrants that it has good and
marketable title to its interest in the inventions claimed under PATENT RIGHTS with the exception of certain retained rights of the United States government. JHU does not warrant the validity of any patents or that practice under such shall be free of infringement. EXCEPT AS EXPRESSLY SET FORTH IN THIS PARAGRAPH 6.1, COMPANY, AFFILIATED COMPANIES AND SUBLICENSEE AGREE THAT THE PATENT RIGHTS ARE PROVIDED "AS IS", AND THAT JHU MAKES NO REPRESENTATION OR WARRANTY WITH RESPECT TO THE PERFORMANCE OF LICENSED PRODUCT INCLUDING THEIR SAFETY, EFFECTIVENESS, OR COMMERCIAL VIABILITY. JHU DISCLAIMS ALL WARRANTIES WITH REGARD TO PRODUCT LICENSED UNDER THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ALL WARRANTIES, EXPRESS OR IMPLIED, OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, JHU ADDITIONALLY DISCLAIMS ALL OBLIGATIONS AND LIABILITIES ON THE PART OF JHU AND INVENTOR, FOR DAMAGES, INCLUDING, BUT NOT LIMITED TO, DIRECT, INDIRECT, SPECIAL, AND CONSEQUENTIAL DAMAGES, ATTORNEYS' AND EXPERTS' FEES, AND COURT COSTS (EVEN IF JHU HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, FEES OR COSTS), ARISING OUT OF OR IN CONNECTION WITH THE MANUFACTURE, USE, OR SALE OF THE PRODUCT LICENSED UNDER THIS AGREEMENT COMPANY, AFFILIATED COMPANIES AND SUBLICENSEE ASSUME ALL RESPONSIBILITY AND LIABILITY FOR LOSS OR DAMAGE CAUSED BY

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A PRODUCT MANUFACTURED, USED, OR SOLD BY COMPANY, ITS SUBLICENSEE AND AFFILIATED
COMPANIES WHICH IS A LICENSED PRODUCT AS DEFINED IN THIS AGREEMENT.

      (b) To the best of JHU's knowledge and belief as of the EFFECTIVE DATE, JHU has all right, title, and interest in and to its ownership interest in the PATENT RIGHTS, with the exception of certain rights retained by the U.S. government, and to the best of JHU's knowledge and belief, there are no licenses, options, liens, or threatened legal disputes, proceedings or claims on the EFFECTIVE DATE noticed to the Office of General Counsel of JHU or the JHU School of Medicine Office of Technology Licensing relating to, or adversely affecting, or limiting its rights or the rights of Company under this Agreement.

      (c) To the best of JHU's knowledge and belief, as of the EFFECTIVE DATE, there is no claim, pending or threatened, of which the Director or the Office of General Counsel of JHU has notice, of infringement, interference, or invalidity regarding any part or all of the PATENT RIGHTS and their use as contemplated in the underlying patent applications as presently drafted.

                                 ARTICLE VII
                               INDEMNIFICATION

   7.1 Indemnification. JHU and the Inventor of LICENSED PRODUCT and will not, under the provisions of this Agreement or otherwise, have control over the manner in which Company or its AFFILIATED COMPANIES or its SUBLICENSEE or those operating for its account or third parties who purchase LICENSED from any of the foregoing entities, practice the inventions of LICENSED PRODUCT. Company shall defend and hold JHU, The Johns Hopkins Health Systems, their present and former trustees, officers, Inventor of PATENT RIGHTS, agents, faculty, employees and students harmless as against any judgments, fees, expenses, or other costs arising from or incidental to any product liability or other lawsuit, claim, demand or other action brought as a consequence of the practice of said inventions by any of the foregoing entities, whether or not JHU or said Inventor, either jointly or severally, is named as a party defendant in any such lawsuit. Practice of the inventions covered by LICENSED PRODUCT by an AFFILIATED COMPANY or an agent or a SUBLICENSEE or a third party on behalf of or for the account of Company or by a third party who purchases LICENSED PRODUCT, shall be considered Company's practice of said inventions for purposes of this Paragraph. The obligation of Company to defend and indemnify as set out in this Paragraph shall survive the termination of this Agreement.

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                                 ARTICLE VIII
                               CONFIDENTIALITY

   8.1 Confidentiality. If necessary, the parties will exchange information, which they consider to be confidential. The recipient of such information agrees to accept the disclosure of said information which is marked as confidential at the time it is sent to the recipient, and to employ all reasonable efforts to maintain the information secret and confidential, such efforts to be no less than the degree of care employed by the recipient to preserve and safeguard its own confidential information. The information shall not be disclosed or revealed to anyone except employees or agents of the recipient who have a need to know the information and who have entered into a secrecy agreement with the recipient under which such employees or agents are required to maintain confidential the proprietary information of the recipient and such employees or agents shall be advised by the recipient of the confidential nature of the information and that the information shall be treated accordingly.

   The obligations of this Paragraph shall also apply to AFFILIATED COMPANIES and/or SUBLICENSEE provided such information by Company. JHU's, Company's, AFFILIATED COMPANIES, and SUBLICENSEES' obligations under this Paragraph shall extend until three (3) years after the termination of this Agreement.

   8.2 Exceptions. The recipient's obligations under Paragraph 8.1 shall not extend to any part of the information:

         a. that can be demonstrated to have been in the public domain or publicly known and readily available to the trade or the public prior to the date of the disclosure; or

         b. that can be demonstrated, from written records to have been in the recipient's possession or readily available to the recipient from another source not under obligation of secrecy to the disclosing party prior to the disclosure; or

         c. that becomes part of the public domain or publicly known by publication or otherwise, not due to any unauthorized act by the recipient; or

         d. that is demonstrated from written records to have been developed by or for the receiving party without reference to confidential information disclosed by the disclosing party.

         e. that is required to be disclosed by law, government regulation or court order.

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   8.3   Right to Publish. JHU may publish manuscripts, abstracts or the like describing the PATENT RIGHTS, inventions contained therein provided confidential information of Company as defined in Paragraph 8.1, is not included or without first obtaining approval from Company to include such confidential information. Otherwise, JHU and the Inventor shall be free to publish manuscripts and abstracts or the like directed to the work done at JHU related to the licensed technology without prior approval.

                                    ARTICLE IX
                               TERM & TERMINATION

   9.1 Term. The term of this Agreement shall commence on the EFFECTIVE DATE and shall continue, in each country, until the date of expiration of the last to expire patent included within PATENT RIGHTS in that country or if no patents issue then for a term of twenty (20) years from the EFFECTIVE DATE of this Agreement.

   9.2 Termination By Either Party. This Agreement may be terminated by either party, in the event that the other party (a) files or has filed against it a petition under the Bankruptcy Act, makes an assignment for the benefit of creditors, has a receiver appointed for it or a substantial part of its assets, or otherwise takes advantage of any statute or law designed for relief of debtors or (b) fails to perform or otherwise breaches any of its obligations hereunder, if, following the giving of notice by the terminating party of its intent to terminate and stating the grounds therefor, the party receiving such notice shall not have cured the failure or breach within forty-five (45) days for a financial breach (with the exception of Funding Diligence controlled by Paragraph 5.4) or sixty (60) days for a non-financial breach. In no event, however, shall such notice or intention to terminate be deemed to waive any rights to damages or any other remedy which the party giving notice of breach may have as a consequence of such failure or breach.

   9.3 Termination by Company. Company may terminate this Agreement and the license granted herein, for any reason, upon giving JHU sixty (60) days written notice.

   9.4 Obligations and Duties upon Termination. If this Agreement is terminated, both parties shall be released from all obligations and duties imposed or assumed hereunder to the extent so terminated, except as expressly provided to the contrary in this Agreement. Upon termination, both parties shall cease any further use of the confidential information disclosed to the receiving party by the other party. Termination of this Agreement, for whatever reason, shall not affect the obligation of either party to make any payments for which it is liable prior to or upon such termination. Termination shall not affect JHU's right to recover unpaid royalties or fees or reimbursement for patent expenses incurred pursuant to Paragraph 4.1 and legal expenses pursuant to Paragraph 3.5 prior to termination. Upon termination Company shall submit a final royalty report to JHU and any royalty payments and unreimbursed patent expenses due JHU shall become immediately payable. Furthermore, upon termination of this Agreement, all rights in and to the licensed technology including PATENT RIGHTS shall revert immediately to JHU at no cost to JHU. Upon termination of this Agreement, any SUBLICENSEE shall become a direct licensee of JHU. Company shall provide written notice of such to each SUBLICENSEE with a copy of such notice provided to JHU.

                                    ARTICLE X
                                  MISCELLANEOUS

   10.1 Use of Name. Except as set forth below, neither party shall use the name of the other without such party's prior written consent. Company shall not use the name of The Johns Hopkins University or The Johns Hopkins Health System or any of its constituent parts, such as the Johns Hopkins Hospital or any contraction thereof or the name of Inventor of PATENT RIGHTS in any advertising, promotional, sales literature or fundraising documents without prior written consent from an officer of JHU, unless otherwise required by law. Company shall allow at least seven (7) business days notice of any proposed public disclosure for JHU's review and comment or to provide written consent.

   10.2 No Partnership. Nothing in this Agreement shall be construed to create any agency, employment, partnership, joint venture or similar relationship between the parties other than that of a licensor/licensee. Neither party shall have any right or authority whatsoever to incur any liability or obligation (express or implied) or otherwise act in any manner in the name or on the behalf of the other, or to make any promise, warranty or representation binding on the other.

   10.3 Notice of Claim. Each party shall give the other or its representative immediately notice of any suit or action filed, or prompt notice of any claim made, against them arising out of the performance of this Agreement.

   10.4   Product Liability.   Prior to initial human testing or first
commercial sale of any LICENSED PRODUCT in any particular country, Company shall establish and maintain, in each country in which Company, an AFFILIATED COMPANY or SUBLICENSEE shall test or sell LICENSED PRODUCT, product liability or other appropriate insurance coverage appropriate to the risks involved in marketing LICENSED PRODUCT and will annually present evidence to JHU that such coverage is being maintained. Upon JHU's request, Company will furnish JHU with a Certificate of Insurance of each product liability insurance policy obtained. JHU shall be listed as an additional insured in Company's said insurance policies. If such Product Liability insurance is underwritten on a 'claims made' basis, Company agrees that any change in underwriters during the term of this Agreement will require the purchase of 'prior acts' coverage to ensure that coverage will be continuous throughout the term of this Agreement.

   10.5 Governing Law. This Agreement shall be construed, and legal relations between the parties hereto shall be determined, in accordance with the laws of the State of Maryland applicable to contracts solely executed and wholly to be performed within the State of Maryland without giving effect to the principles of conflicts of laws. Any disputes between the parties to the Agreement shall be brought in the state or federal courts of Maryland.

   10.6 Notice. All notices or communication required or permitted to be given by either party hereunder shall be deemed sufficiently given if mailed by registered mail or certified mail or sent by overnight courier, such as Federal Express, to the other party at its respective address set forth below or to such other address as one party shall give notice of to the other from time to time hereunder. Mailed notices shall be deemed to be received on the third business
day following the date of mailing.   Notices sent by overnight courier shall
be deemed received the following business day.

       If to Company:   Attn:   Paralex, Inc.
                                787 Seventh Avenue, 48th Floor
                                New York, NY 10019
                                Fax: (212) 554-4355
                                Attn: President

       If to JHU:               Office of Technology Licensing
                                The Johns Hopkins University
                                School of Medicine
                                111 Market Place, Suite 906
                                Baltimore, MD 21202
                                Attn: Director

   10.7 Compliance with All Laws. In all activities undertaken pursuant to this Agreement, both JHU and Company covenant and agree that each will in all material respects comply with such Federal, state and local laws and statutes, as may be in effect at the time of performance and all valid rules, regulations and orders thereof regulating such activities.

   10.8 Successors and Assigns. Neither this Agreement nor any of the rights or obligations created herein, except for the right to receive any remuneration hereunder, may be assigned by either party, in whole or in part, without the prior written consent of the other party, except that either party shall be free to assign this Agreement in connection with any sale of substantially all of its assets without the consent of the other. Such assignment shall be subject to JHU approval, which approval shall not be unreasonably withheld. This Agreement shall bind and inure to the benefit of the successors and permitted assigns of the parties hereto.

   10.9 No Waivers; Severability. No waiver of any breach of this Agreement shall constitute a waiver of any other breach of the same or other provision of this Agreement, and no waiver shall be effective unless made in writing. Any provision hereof prohibited by or unenforceable under any applicable law of any jurisdiction shall as to such jurisdiction be deemed ineffective and deleted herefrom without affecting any other provision of this Agreement. It is the desire of the parties hereto that this Agreement be enforced to the maximum extent permitted by law, and should any provision contained herein be held by any governmental agency or court of competent jurisdiction to be void, illegal and unenforceable, the parties shall negotiate in good faith for a substitute term or provision which carries out the original intent of the parties

   10.10 Entire Agreement; Amendment. Company and JHU acknowledge that they have read this entire Agreement and that this Agreement, including the attached Exhibits constitutes the entire understanding and contract between the parties hereto and supersedes any and all prior or contemporaneous oral or written communications with respect to the subject matter hereof, all of which communications are merged herein. It is expressly understood and agreed that (i) there being no expectations to the contrary between the parties hereto, no usage of trade, verbal agreement or another regular practice or method dealing within any industry or between the parties hereto shall be used to modify, interpret, supplement or alter in any manner the express terms of this Agreement; and (ii) this Agreement shall not be modified, amended or in any way altered except by an instrument in writing signed by both of the parties hereto.

   10.11 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party hereto, shall impair any such right, power or remedy to such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or in any similar breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

   10.12 Force Majeure. If either party fails to fulfill its obligations hereunder (other than an obligation for the payment of money), when such failure is due to an act of God, or other circumstances beyond its reasonable control, including but not limited to fire, flood, civil commotion, riot, war (declared and undeclared), revolution, or embargoes, then said failure shall be excused for the duration of such event and for such a time thereafter as is reasonable to enable the parties to resume performance under this Agreement.

   10.13   Further Assurances.   Each party shall, at any time, and from to
time, prior to or after the EFFECTIVE DATE of this Agreement, at reasonable request of the other party, execute and deliver to the other such instruments and documents and shall take such actions as may be required to more effectively carry out the terms of this Agreement.

   10.14 Survival. All representations, warranties, covenants and agreements made herein and which by their express terms or by implication are to be performed after the execution and/or termination hereof, or are prospective in nature, shall survive such execution and/or termination, as the case may be. This shall include Articles VI, VII, VIII, IX, and X.

   10.15 No Third Party Beneficiaries. Nothing in this Agreement shall be construed as giving any person, firm, corporation or other entity, other than the parties hereto and their successors and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

   10.16 Headings. Article headings are for convenient reference and not a part of this Agreement. All Exhibits are incorporated herein by this reference.

   10.17 Security. JHU will maintain first interest in its license to the Company until the total licensing fee, past patent costs, legal costs of Paragraph 3.5 and equity have been delivered to JHU.

   10.18 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which when taken together shall be deemed but one instrument.

   IN WITNESS WHEREOF, this Agreement shall take effect as of the EFFECTIVE DATE when it has been executed below by the duly authorized representatives of the parties.

THE JOHNS HOPKINS UNIVERSITY

By:   /s/ William P. Tew                                       April 18, 2001
   -----------------------------------------------       -----------------------
Title:   William P. Tew, Ph.D., Executive Director                  (Date)
         Licensing and Business Development
         The Johns Hopkins School of Medicine

COMPANY

By:   /s/ signature                                                11/16/00
   -----------------------------------------------       -----------------------
Title:   Chairman & CEO                                             (Date)

                                        EXHIBIT A

                                  LICENSE FEE & ROYALTIES

1. License Fee: The license fee due under Paragraph 3.1 is fifty thousand dollars ($50,000).

A $10,000 processing fee will be deducted by the Office of Technology Licensing from any fees received from Company.

2. Minimum Annual Royalties: The minimum annual royalties pursuant to Paragraph 3.2 are:

   1st year              five thousand dollars ($5,000).
   2nd year              ten thousand dollars ($10,000).
   3rd year              twenty thousand dollars ($20,000).
   4th year              forty thousand dollars ($40,000).
   5th year              sixty thousand dollars ($60,000).
   6th year and beyond   one hundred thousand dollars ($100,000).

A $5000 maintenance fee will be deducted annually from any royalties or other fees received from Company.

3.   Royalties: The running royalty rates payable under Paragraph 3.3 are-

                 Licensed Product     four percent (4%)

                                       EXHIBIT B

                          QUARTERLY SALES & ROYALTY REPORT

                      FOR LICENSE AGREEMENT BETWEEN Company AND
                           THE JOHNS HOPKINS UNIVERSITY DATED
                              [EFFECTIVE DATE OF AGREEMENT]

              FOR PERIOD OF_____________________ TO ___________________

             TOTAL ROYALTIES DUE FOR THIS PERIOD $______________________

--------------------------------------------------------------------------------
   PRODUCT        *JHU             TOTAL NET          ROYALTY         AMOUNT
     NAME       REFERENCE        SALES/SERVICES;        RATE           DUE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        * Please provide the JHU Disclosure Number or Patent Reference

   This report format is to be used to report quarterly royalty statements to JHU. It should be placed on Company letterhead and accompany any royalty payments due for the reporting period. This report shall be submitted even if no sales are reported.

JOHNS HOPKINS
U N I V E R S I T Y

School of Medicine
Office of Technology Licensing
111 Market Place, Suite 906
Baltimore MO 21202
(410) 347-3222 /FAX (410) 347-3201
Internet: techlicense@jhmi.edu
www.med jhu.edu/otl

                                       May 15, 2001

Dr. Mark Rogers Paramount Capital
787 Seventh Avenue, 48th Fl.
New York, NY 10019

Re: Exclusive License Agreement between Paralex, and The Johns Hopkins University (JHU) Ref. DM-3326

Dear Dr. Rogers:

   Enclosed please find two original copies of the above-referenced agreement.

   As discussed with Dr. William Tew, please initial the agreed-upon change to paragraph 3.4 which provides 15% of Common Stock to JHU ("JHU stock"). Return one original to my office at your earliest convenience.

   As you may know, JHU distributes a portion of all revenue received from the licensing of a JHU invention to the inventors. Therefore, please provide two distinct stock certificates: one for 35% of JHU stock in the name of inventor Eduardo Marban, and the second for 65% of the JHU stock to JHU. Any rounding necessary should benefit JHU's portion.

   Please feel free to contact our office if you have any questions.

Sincerely,


/s/ Ellen Dicks

Ellen Dicks
Senior Technology Licensing Assistant
edicks@jhmi.edu
---------------

Enclosures

cc:   Heather A. Bakalyar, Ph.D.

                          The Johns Hopkins University
                                School of Medicine
                                         &
                               Amendment to Exclusive
                                  License Agreement
                                  November 30, 2001

                           Amendment to LICENSE AGREEMENT

   This amendment is entered into by and between THE JOHNS HOPKINS UNIVERSITY, a Maryland corporation having an address at 111 Market Place, Suite 906, Baltimore, MD 21202 ("JHU") and PARALEX, INC., a Delaware corporation having an address of 787 Seventh Avenue, 48th Floor, New York, NY 10019 (Company), with respect to the following:

   Whereas, JHU and Company are parties to a License Agreement dated April 18, 2001 ("the License") relating to a JHU invention entitled "Xanthine Oxidase Inhibitors as Calcium-Sensitizing Therapeutic Agents for Heart Failure" (JHU Ref. DM-3326) developed during the course of research conducted by JHU inventor Dr, Eduardo Marban; and

   Whereas, the License requires Company to have obtained $3,000,000 in financing by 10118101; and

   Whereas, JHU and Company have agreed to amend the License so as Company will have sufficient time to obtain the $3,000,000 by merger with a separate corporate entity;

NOW THEREFORE, the parties hereby agree as follows:

   *   In Paragraph 5.4, delete "Six (6) Months" and replace with --Eleven
       (11) Months--.

   IN WITNESS WHEREOF, this Agreement shall take effect as of October 18, 2001 upon execution by the duly authorized representatives of the parties below.

THE JOHNS HOPKINS UNIVERSITY

By:   /s/ William P. Tew                                       Nov. 30, 2001
   -----------------------------------------------       -----------------------
Title:   William P. Tew, Ph.D., Executive Director                  (Date)
         Licensing and Business Development
         The Johns Hopkins School of Medicine

PARALEX, INC.

By:   /s/ signature                                                11/28/01
   -----------------------------------------------       -----------------------
Title:                                                              (Date)